UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-43382

Bending Spoons S.p.A.
(Exact name of registrant as specified in its charter)
Via Nino Bonnet 10
20154 Milan
Italy
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 13, 2026, Bending Spoons S.p.A. issued a press release announcing its results for Q2 2026. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K. Attached as Exhibit 99.2 to this report are the quarterly unaudited financial statements as of June 30, 2026.

Other than as indicated below, the information in this report on Form 6-K will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The financial statements furnished as Exhibit 99.2 to this report on Form 6-K are hereby incorporated by reference into the registration statement on Form S-8 of Bending Spoons S.p.A. (File No. 333-297730).

EXHIBIT INDEX
Exhibit	Description
99.1	Bending Spoons announces Q2 2026 results
99.2	Quarterly unaudited financial statements as of June 30, 2026
SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bending Spoons S.p.A.
Date: August 13, 2026	By: /s/ Luca Ferrari
Name: Luca Ferrari
Title: Chair of the board of directors, co-founder, and chief executive officer